UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36724

CUSIP Number: 47973J102

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Joint Corp.

Full Name of Registrant

N/A

Former Name if Applicable

16767 N. Perimeter Drive, Suite 110

Address of Principal Executive Office (Street and number)

Scottsdale, AZ 85260

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Joint Corp. (the “Company”) was unable to file, without unreasonable effort and expense, its Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) within the prescribed time period. The delay is because the Company is in the process of re-evaluating its accounting treatment related to the Company’s regional developer arrangements and the related impact to its current and previously issued financial statements, which is necessary for the Company’s independent registered accounting firm to complete its quarterly review procedures related to Form 10-Q. This evaluation was not precipitated by any claim of fraud or misrepresentation, and no fraud or misrepresentation is alleged. The resolution of the accounting treatment around regional developer arrangements will have a non-cash impact to the Company’s previously issued financial statements.

It is anticipated that the Form 10-Q will be filed on or before the 5th calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Peter D. Holt	480	245-5960
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Explanation of the anticipated change

The Company is reviewing the accounting treatment around re-acquired regional developer rights. Historically, the Company has recorded the acquired regional developer rights as an intangible asset and amortized the acquired regional developer rights over the remaining contractual terms at the time of the acquisition. The proposed amended treatment around these transactions, if adopted, would not capitalize the acquired rights but instead recognize the full cost of acquisition as an expense in the respective period. In addition, the Company has historically recorded the upfront fee paid by the regional developer at the onset of the arrangement as a deferred liability, which has then been recognized ratably to revenue as the RD performed various service obligations on behalf of the Company. The proposed amended treatment, if adopted, would still defer the upfront payment, but instead the deferred liability would be ratably recognized against cost of revenue or offset against future commissions.

At this time, a quantitative analysis of the anticipated changes cannot be made as the Company has not fully prepared the analysis under the proposed new treatments described above.

Additionally, both revenues and expenses of the Company have increased, due primarily to an increase in the number of both franchised and company-owned or managed clinics since the corresponding quarter in 2022; however, the Company is unable to quantify the extent of the changes until it has resolved the accounting treatment related to the re-acquired regional developer rights as described above.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements on its current expectations about future events. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance, and business, including but not limited to current and future results and plans and statements that include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or similar expressions. All forward-looking statements included in this filing, including expectations about the timing of the completion, form and content of the Form 10-Q, are based upon information available to the Company as of the date of this filing, which may change. Such statements are subject to certain risks, uncertainties, and assumptions that are difficult to predict, including the Company’s ability to finalize the quarterly review procedures being performed in conjunction with the Company’s independent public accounting firm related to the Company’s regional developer arrangements and other risks identified in the Company’s most recent filing on Form 10-K, subsequent quarterly reports on Form 10-Q, and other SEC filings, all of which are available on the Company’s website. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of these various factors. The Company does not undertake to update its forward-looking statements, unless otherwise required by the federal securities laws.

The Joint Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Peter D. Holt
Peter D. Holt
President and Chief Executive Officer

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